                                  EXHIBIT 99.1




                    SELECTED QUARTERLY FINANCIAL INFORMATION
                                   (UNAUDITED)

Selected quarterly information for the years ended December 31, 1995 and 1994 is as follows (in thousands, except per share amounts):

                                                                    Quarter Ended
                                                  -------------------------------------------------------

1995                                              DECEMBER 31   SEPTEMBER 30      JUNE 30        MARCH 31
----------------------------------------          -----------   ------------      -------        --------
Revenues from Rental Operations                    $  32,298      $  29,098      $  26,694      $  25,551
Revenues from Service Operations                   $   4,496      $   5,125      $   4,321      $   3,835
Net income                                         $  10,007      $   9,306      $   8,290      $   7,416
Net income per share                               $    0.41      $    0.39      $    0.38      $    0.36
Weighted average shares                               24,151         24,136         21,979         20,392
Funds From Operations (1)                          $  16,313      $  14,857      $  13,076      $  12,230
Cash flow provided by (used by):
  Operating activities                                16,432         21,391         24,905         15,892
  Investing activities                              (100,325)       (74,823)       (79,456)       (34,965)
  Financing activities                                29,925         77,715         82,158        (13,555)


1994
----------------------------------------
Revenues from Rental Operations                    $  23,611      $  23,089      $  21,592      $  21,007
Revenues from Service Operations                   $   4,486      $   4,968      $   4,610      $   4,409
Net income                                         $   7,111      $   7,685      $   5,821      $   5,599
Net income per share                               $    0.35      $    0.48      $    0.36      $    0.35
Weighted average shares                               20,304         16,072         16,046         16,046
Funds From Operations (1)                          $  11,644      $   9,774      $   9,225      $   8,772
Cash flow provided by (used by):
  Operating activities                                25,901            193         15,896          9,883
  Investing activities                               (28,045)       (29,137)       (49,155)        (9,901)
  Financing activities                                 9,025         57,466         30,251         (2,009)

(1) Funds From Operations is defined by the National Association of Real Estate Investment Trusts as net income or loss excluding gains or losses from debt restructuring and sales of property plus depreciation and amortization, and after adjustments for minority interest, unconsolidated partnerships and joint ventures (adjustments for minority interest, unconsolidated partnerships and joint ventures are calculated to reflect Funds From Operations on same basis). Funds From Operations does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Company's operating performance, and is not indicative of cash available to fund all cash flow needs. The calculation of Funds From Operations for each of the above quarters has been revised to conform with the presentation for annual 1995 Funds From Operations which excludes amounts attributable to minority interests.